800172

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026425

REGISTRANT'S NAME Dentonia Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

FILE NO. 82- 627 FISCAL YEAR 8-31-01

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1-18-02

DENTONIA RESOURCES LTD.

(CDNX – "DTA)

ANNUAL REPORT 2001

Annual Report for an Annual General Meeting of Shareholders of

Dentonia Resources Ltd. to be held on Wednesday, December 19, 2001

at Suite #100 (3rd Floor), 853 Richards Street, Vancouver, British Columbia, Canada, at 10:30 am (Vancouver time).

Advance Notice of Annual General Meeting was published in "The province" on October 23, 2001.

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

MESSAGE TO SHAREHOLDERS

Attached are the Audited Financial Statements for Dentonia Resources Ltd. ("Dentonia") for the 12 month period expired August 31, 2001, together with a detailed review of Dentonia's exploration efforts, through its 1/3 equity holding in DHK Diamonds Inc., over the last 15 months, a detailed review of the diamondiferous DO27 and DO18 ("Tli Kwi Cho") kimberlite pipes and their exploration potential, analyses of Dentonia's financial position and financing over the last 15 months and current financial requirements, and an outlook for the 2002 exploration season.

On behalf of management and the board of directors, I thank shareholders for their continued support during the past year.

Adolf A. Petancic
President & Director

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

MANAGEMENT DISCUSSION

GENERAL MATTERS, DESCRIPTION OF BUSINESS AND ANALYSES

These discussions and analyses should be read in conjunction with the consolidated financial statements dated August 31, 2001, appearing elsewhere herein.

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the Canadian Venture Exchange. "CDNX" under the symbol "DTA", and is registered as a foreign exempt corporation, file #82-627, with the Securities & Exchange Commission.

Dentonia was incorporated for the purpose of acquiring, exploring, and developing mineral properties in British Columbia, elsewhere in Canada, and in foreign countries.

In 1992, together with two other junior companies, Dentonia formed and incorporated DHK Diamonds Inc. ("DHK"), under the laws of Northwest Territories ("NWT"), Canada.

DHK, in which Dentonia has 1/3 equity, staked approximately 208,000 acres in the Lac de Gras area of the NWT in the winter of 1992 for the purpose of exploring these properties for diamondiferous kimberlites.

In the spring of 1992, DHK entered into an option/joint venture agreement with Kennecott Canada Exploration Inc., a subsidiary of Rio Tinto, England, which resulted in the discovery of 13 diamondiferous kimberlites on the DHK properties, one of which, the DO27, was bulk sampled (5,000 tonnes in total, pyroclastic, volcaniclastic [black fragmental], diatreme facies) in 1993/94.

This particular pipe and other kimberlite were considered to be sub-economic and in 2000 Kennecott entered into an agreement with DHK relinquishing its interest in the properties for a 9.9% interest in DHK, which agreement was modified in September, 2001, by Kennecott abandoning the 9.9% interest in DHK and "surrendering marketing rights" of diamonds from known kimberlites, in return for a 1% gross overriding royalty from diamond production from any kimberlite located on DHK's Lac de Gras properties.

Result of Operations

In August, 2000, DHK entered into exploration agreements with BHP Diamonds Inc., ("BHP") and Archon Minerals Ltd. ("Archon") for the exploration of 2 claim blocks, the WI and DHK, straddling Lac de Gras Lake. 16 potential kimberlites targets were identified on these 2 claim blocks by the Falcon Gradiometer Gravity Survey ("Falcon Survey") of which 14 were drilled tested with negative results. Due to lake cover, 2 targets remain to be tested in the coming winter exploration season.

The total cost of this survey was $190,000, to which the Company contributed $38,000 in the year 2000.

In August, 2001, DHK entered into agreements with Archon and BHP to carry out a Falcon Survey over the WO claim block. (sketch III)

In September 2001, BHP began to fly a Falcon Survey (4415 line/km) over the northern part of the WO block. This survey was completed by the end of September 2001.

The initial interpretation of the data from this Falcon Survey has been carried out by an independent geophysical contractor. This new data, together with other geophysical data, i.e. EM and magnetic, and kimberlite indicator mineral data, generated by Kennecott and Archon earlier, and BHP's own magnetic data, are currently being compiled and interpreted by BHP's own geophysicists and geologists. The results of these interpretations should be available by the end of November beginning of December 2001, and if positive, should lead to an extensive exploration program, on the WO block in the winter and spring of 2002.

By way of explanation, BHP's proprietary airborne Falcon Gravity Gradiometer technology is designed to detect density contrasts. Kimberlites of sufficient size and density, especially pyroclastic or crater facies kimberlites, are detectable with this technology, so will other geological formations of low density, for example meta sediments, lake bottom sediments, and deep overburden.

To discover kimberlite, mineral indicator trains (KIM), electromagnetic (EM), magnetic, both ground and airborne, and ground gravity surveys are used. The Falcon Survey is an additional tool and is unique in that it is an airborne gravity survey, very sensitive to gravity variations, covers large areas efficiently in a short period of time.

For various reasons a kimberlite may not respond to electromagnetic or magnetic surveys, however, if of sufficient size, and if especially of pyroclastic or crater facies, such kimberlites will respond to a Gravity Gradiometer Survey.

BHP has been successful in discovering additional kimberlites at the Ekati Diamond Mine, north of the WO block, kimberlites without strong electromagnetic and magnetic signatures, by the Falcon Surveys in areas of kimberlite clusters or adjacent to known kimberlites.

The area surrounding the DO27 and DO18 (Tli Kwi Cho) WO claim block is considered to be such a prospective area (see sketches). With additional discoveries of satellite pipes, these two pipes may potentially be economic.

The DO27 and DO18, the former was bulk sampled (3,500 tonnes from the pyroclastic and volcaniclastic facies and 1,400 tonnes from the diatreme facies) in 1994, at the time with disappointing results, i.e. a grade of 0.359 ct/tonne with diamond values of less than US$30.00 a carat. The DO27 pipe appeared to contain a population of small diamonds but otherwise of acceptable quality, and the latter, DO18, was unsuccessfully mini bulk sampled in 1995 without obtaining any conclusive results. The latter test was aborted due to a boulder problem which prevented a reverse circulation drill from achieving its objectives and obtain a representative sample.

It should be noted that the 3500 tonne bulk sample taken from the pyroclastic and volcaniclastic facies of the DO27 in 1994, was restricted to one horizontal section, near the margin of the pyroclastic facies; may even have been derived from a crater separate from the main crater of the DO27, and was certainly not spatially representative of the pyroclastic facies of the DO27.

The Y shaped sample drift (see sketches I & II), the south-west arm, was abandoned after a third failure of the ground, and the north-west arm was closed when ground water began to leak into the drift, i.e. the sample drift, due to ground conditions, did not adhere to the original plan to test the center of the pyroclastic facies and obtain a representative sample from the southern lobe.

The south-west arm penetrated about 75 meters into pyroclastic facies, the ground changing, at about 50 meters, from *"black lithic olivine crystal tuff"* to *"apple green tuff"* (southern lobe) provided a sample spatially not representative and of sufficient size from which to make statistical predictions as to quality, size, and grade of the diamond population in the southern lobe.

A steadily increasing grade towards the center of southern lobe suggests a higher a grade in the centre of the southern lobe than was observed in the 3,500 tonne pyroclastic bulk sample. The last two piles of the bulk sample in this drift, pile 23 and pile 24, before this drift was abandoned due to cave-ins, graded, pile 23: 0.5356 ct/t., 742 stones, 58,492 cts, 109 tonnes, pile 24: 0.2336 ct/t, 347 stones, 27,147 cts, 116 tonnes.

Here it is assumed that portions of the material of pile 24, due to the dangerous ground conditions, was supplemental from elsewhere in the drift, thus accounting for the lower grade. However, this point is unclear and, it is suggested that pile 24 should be discounted.

Whether the quality of diamonds, particularly the larger ones, will also increase is open to question. The infrared study suggests the presence of larger, good quality diamonds, in the southern lobe from those observed in the 3,500 tonne bulk sample, as a possibility.

There is also the possibility of "winnowing" of diamonds, a theory advanced by V. Lorenz, at a lecture in Vancouver, suggesting that diamonds are preferentially segregated by size, due to phreatomagmatic processes, within a kimberlite.

Reference to this theory is made by H. H. Helmstaedt, (see reference),

> "In contrast, Lorenz (1975, 1984) suggested that diatreme formation was predominantly a phreatomagmatic (hydrovolcanic) process that occurred when the rising kimberlite magma encounters hydraulically (ground water) active zones in faults or other zones of structural weakness."

H. H. Helmstaedt also referred to the variation of grade within pipe in the same paper, to quote,

> "Grade variations within kimberlite diatremes have been reviewed recently by Mitchell (1991) and were discussed in great detail by Clement (1982). Apart from the well-known variations in grade between distinct kimberlitic phases, it was generally believed that the grade of kimberlites decreases with depth. Although this was indeed observed in the DeBeers and Dutoitspan mines in the Kimberley area, it has not been supported by observations in other pipes"

As an example:

Variation in diamond grade (ct/100t) within W3 kimberlite, 930m level, Wesselton Mine, South Africa.



30
25
20
20
25
15
30
35
40
W3
W2
15
15
10
W7
N
0
25 m

To sum up, the microdiamond count, grade, and indicator mineral analyses from the pyroclastic facies of DO27, are all positive, the bulk sample, however, is limited in a scope, restricted in location and to one horizon, which requires a retest and a second look.

To bolster this argument a comparison of micro diamond counts from various pipes, and an explanation of the infrared study are set out below.

It appears that the main crater is centered around diamond drill holes 27-5, -7, -19 (see sketches I and II), which yielded the following microdiamond data:

Weight	Macro ≥0.5 mm	Micro <0.5 mm	Stones/ 100kg	Macro to Micro Ratio	Cts/tonne Projected
414.5 kg	125	340	N/A	0.37	3.43
100 kg	30	82	112	0.37	3.43

*For definition of terms see page 10.

For comparison purposes only and to indicate the degree of statistical uncertainty surrounding small diamond drill results, a table of results for some commercial pipes, some sub-economic pipes, some recently discovered pipes without these pipes having been bulk sampled, the results of the pyroclastic facies of the DO27 as a whole, and diamond drill results from the DO18 are herewith reproduced. It should be borne in mind that not only the grade but the quality and size of stones are determining factors whether a pipe is commercial or not. These parameters can only be ascertained by a proper representative bulk sample.

Comparison of Diamond Results from Small Diamond Drill Holes Samples from Different Pipes as Indicated

Pipe	Weight (kg)	Macro ≥0.5 m	Micro <0.5 m	Stones/ 100kg	Macro To Micro Ratio	No. of Stones ~~100kg~~ >1mm	>1mm Stones/ 100kg	Projected Grade Ct/t
Kennecott								
DO27 pyroclastics	1307.0	353	1032	106	0.34	20	1.53	1.06
DO18	1349.4	99	531	47	0.19	5	0.37	0.35
BHP/Dia Met – Public Announcement								
92/1	122.4	55	132	153	0.42	N/A	N/A	1.20
92/F	176.7	64	198	148	0.32	N/A	N/A	0.23
93/J	60.5	155	259	684	0.60	N/A	N/A	Misery 3.3
Point Lake	59.0	16	65	137	0.25	N/A	N/A	0.63
Ashton – Public Announcement								
Artemisia	103.2	38*	342	368	0.11	3*	2.9*	N/A
Potentilla	207.8	22	230	252	0.1	N/A	N/A	N/A

*The three largest stones measure 1.23 x 1.15 x 1.10mm, 1.13 x 0.80 x 0.68mm, and 0.94 x 0.92 x 0.80mm
N/A = not available

The infrared studies of nitrogen impurities of the diamonds from the DO27 (Dr. Felix Kaminsky) referred to above and other studies have confirmed the presence of several facies of kimberlite within the DO27, additionally the infrared study also suggested that larger diamonds might be present in the diamond population of the DO27. To quote from the report "Infrared Study of Diamonds from the DO27 Kimberlite Pipe, N.W.T., Canada" by Felix V. Kaminsky and G. K. Khachatryan-Blinova:

> "1) The Tli Kwi Cho complex is a promising kimberlite exploration target. The total exposed surface area of the complex is 16 ha, which is greater than that of any other kimberlite occurrence, including all economic pipes, in the N.W.T. (except perhaps BHP's Jay Pipe) Additionally, high grade pyroclastic kimberlites are exposed here over an area of 9 ha, with a resources estimate of 23 million tones to a depth of 300m. (excluding the diatreme facies)
>
> 2) Among the diamonds found within the complex, the highest-quality gem recovered in a bulk sample, was a 3.6 ct stone value at US$450-800 per carat.
>
> 3) Even though a large volume of material was sampled, the preliminary bulk sampling of the DO27 pipe <u>may not have been as representative as possible.</u>
>
> The presence of abundant nitrogen-free diamonds in the DO-27 pipe is promising, as deposits with relatively high abundance of nitrogen-free diamonds reportedly host very large (over 100 cts) diamonds (E. Sobolev, 1984, Kaminsky et al, 1988)."

To quote further:

> "The proportion of nitrogen-free diamonds in the DO-27 pipe (5%) is higher than average relative abundances of nitrogen-free diamonds in the majority of known kimberlite pipes, which most commonly vary from o to 1%. In general, the distribution of nitrogen impurity centers in diamonds from the DO-27 pipe is similar to the Premier Pipe (South Africa), although the proportion of nitrogen-free crystals in the Premier pipe diamonds is considerably higher (varying between 10 and 20%)."

(Explanatory Notes: The Premier Pipe, South Africa, has a surface area of 32 ha, a grade of 0.3-0.35 ct/t, a value of US$35/ct., and was the source of the Cullinan Diamond, 3,106 carats, the largest gem diamond ever recovered.)

To put this theory at its most basic, similar nitrogen configurations in diamonds are the result of similar growing conditions, i.e. temperature, pressure, and geological time, and should, therefore, result in a similar diamond population (also see "Diamond" by Gordon Davies)

COST OF FALCON SURVEY, POSSIBLE FUTURE EXPLORATION EXPENDITURES AND INTEREST HOLDERS IN WO BLOCK

DHK's cost of the Falcon Survey over the WO block was paid for by BHP/Archon, and the cost of drill testing the first 2 Falcon targets will be carried by Archon.

The cost of the Falcon Survey was $387,000, and the estimated cost of drill testing the first 2 targets is $100,000. The estimated cost of a 200 tonne bulk test is placed between $2,000,000 - $4,000,000.

The participants in the WO block are: Aber Diamonds Inc., 15% interest to be reduced to 7.35%, SouthernEra Resources Ltd., 10% interest to be reduced to 4.9%, DHK a 55% interest to be reduced to 20%, Archon 20% interest to be reduced to 13.28%, only if BHP bulk samples a target, at its sole cost, will it earn a 54.47% interest and the other interests be reduced correspondently.

OPERATIONS AND FINANCIAL CONDITIONS

The Company incurred an indirect exploration expenses in the sum of $18,155, its pro rata share of the Falcon Survey over the WI and DHK claim blocks, in the current fiscal period, and an administrative expenses of$131,224.

On May 29, 2001, 75,000 common share purchase warrants were exercised at $0.17 for a total of $12,750,leaving 75,000 common share purchase warrants outstanding exercisable at $0.17 until March 27, 2001, and 875,000 common shares purchase warrants exercisable at $0.25 until May 2, 2001.

For the fiscal period under review, September 1st, 2000 to August 31st, 2001 in the aggregate $42,750 were realized through the exercise of warrants and subscriptions for a private placement. As of August 31, 2001, Dentonia's cash balance was $14,985.

Depending on "market conditions", Dentonia, with the consent of the warrant holders and subject to regulatory approval, may request a lowering of the exercise price of the outstanding warrants, and options to insider to facilitate their exercise and raising of funds.

OUTLOOK FOR 2002

Depending on the results of the Falcon Survey and a reinterpretation of the earlier geophysical data, if positive, it is anticipated that a drill program to test any new targets so located on the WO block, and the remaining 2 untested targets located on the DHK block, will be undertaken to probe for the presence of diamondiferous kimberlites on the DHK's properties in the winter and spring of 2002.

LIQUIDITY AND SOLVENCY

Dentonia is reporting a net loss for the fiscal period expired August 31, 2001 of $143,365, its administrative expenses were $131,224, these expenditures were curtailed by $14,834 from the previous fiscal period. Dentonia will need a financing in the near future.

SUBSEQUENT EVENTS

On September 12, 2001 Dentonia completed a private placement of 300,000 units for a net proceeds of $30,000. Each unit is composed of one common share of Dentonia and one share purchase warrant at an exercise price f $0.10 to be exercised up to and including August 8,2003.

100,000 share purchase warrants were exercised at $0.10 on November 8, 2001, for a proceed of $10,000.

INVESTOR RELATIONS

No particular investor relations activities were undertaken by Dentonia during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors, and brokers, and the maintenance of a website: www.dentonia.com.

FURTHER INFORMATION

For press releases and other up-dated information, please contact Dentonia either by phone, fax, e-mail at dentonia@telus.net, or refer to SEDAR website www.sedar.com or Stockhouse website www.stockhouse.ca.

DEFINITIONS OF GEOLOGICAL TERMS

Lithic tuff *– an indurated deposit of volcanic ash in which the fragments are composed of previously formed rocks, e.g. particles of sedimentary rock, pieces of earlier lavas in the same cone, or small bits of new lava that first solidify in the vent and are then blown out. Cf: crystal tuff.*

Olivine *– is a common rock-forming mineral of basic, ultra basic, and low-silica igneous rocks (grabbro, basalt, peridotite, dunite) also: peridot; chrysolite.*

Tuff *– a general term for all consolidated pyroclastic rocks.*

Indurated *– said of a rock or soil hardened or consolidated by pressure, cementation, or heat.*

Igneous *– said of a rock or mineral that solidified from molten or partly molten material, i.e. from a magma; also, applied to processes related to the formation of such rocks. Igneous rocks constitute one of the three main classes into which rocks are divided, the others being metamorphic and sedimentary.*

PARTIAL BIBLIOGRAPHY OF RESEARCHERS REFERRED TO IN THIS ANNUAL REPORT:

Kaminsky, F.V. 1984. The diamond content of non-kimberlitic eruptive rocks. Izd-vo Nedra, Moscow.

Kaminsky, F.V., Galimov, E.M., Ivanovskaya, I.N., and al., e. 1979. Isotopic distribution in carbon of small diamonds from the Ukraine. Dokl. Acad. Nauk. SSSR, 236: 174-175.

Lorenz, V. 1975. Formation of phreatomagmatic maar-diatreme volcanics and its relevance to kimberlite diatremes. Phys. Chem. Earth, 9: 17-28.

Lorenz, V.1984. Explosive volcanism of the West Eifel volcanic field/Germany. In Kimberlites and Related Rocks, Vol. 1. Edited by J. Kornprobst. Elsevier, pp. 299-307.

REFERENCES:

Kennecott Canada Inc.
DO27 Kimberlite Pipe
Geology, Geophysics, Geochemistry, Diamond Results
November 15, 1994

Infrared Study of Diamonds
From the DO27 Kimberlite Pipe, NWT, Canada
Felix V. Kaminsky and G.K. Khachatrya-Blinova
November 1999

Diamond (book explaining, inter alia, nitrogen configurations in diamonds)
by Gordon Davies
Published by Adam Hilger Ltd.
Consultant Editor: Prof. E.W. J. Mitchell
Clarendon Laboratory, Oxford 1984

Natural Diamond Occurrences and Tectonic Setting of "Primary" Diamond Deposits
by H. H. Helmstaedt,
Department of Geological Sciences, Queen's University, Kingston, Ontario


7000E
7100E
7200E
7300E
7400E
7500E
N
34,200N
34,100N
34,000N
33,900N
33,800N
33,700N
33,600N
430
435
DO27-35
DO27-29
DO27-30
DO27-43
DO27-39
DO27-38
DO27-33
DO27-37
DO27-36
DO27-04
DO27-31
DO27-25
DO27-01
DO27-26B
DO27-42
DO27-22
DO27-41
DO27-40
DO27-02
DO27-24
DO27-23
DO27-17
DO27-18
DO27-44
DO27-28
DO27-06
DO27-19
DO27-05
SAMPLE DRIFT
DECLINE
DO27-03
W.L. 425.4
2 CT/TONNE
DO27-32
DO27-21
DO27-07
DO27-16
DO27-08
DO27-15
DO27-27
1 CT/TONNE
DO27-20
DO27-34
DO27-12
DO27-10
DO27-09
DO27-14
DO27-11
DO27-13
DRILL HOLE
ESTIMATED PIPE OUTLINE
scale 1:3500
0
200
metres

Contour lines drawn around the drill holes which had microdiamond results with grades greater than 2 ct/t and 1 ct/t suggest that the pipe may have a higher grade centre. The strongest parts of the gravity and nanoTem anomalies coincide with these contours which may also outline the last eruptive centre depositing the southern lobe pyroclastics.

"SKETCH I"


DRILL HOLE
ESTIMATED PIPE OUTLINE
scale 1:5000
0
250
metres
7100E
7200E
7300E
7400E
7500E
7600E
N
34,500N
34,400N
34,300N
34,200N
34,100N
34,000N
33,900N
33,800N
33,700N
33,600N
33,500N
DO-18
DO-27
NORTHWESTERN LOBE
EASTERN LOBE
SOUTHERN LOBE
W.L. 425.4
Sketch II
DO27 AND DO18
DRILL HOLE
LOCATION MAP
NORTHWEST TERRITORIES, CANADA
Date: 09/11/94
Author: B.J.D.
File: D27FD5
PS: 1 = 5

FALCON SURVEY – UAD BLOCK


"SCOPE OF SURVEY"
"SCOPE OF SURVEY"
"SCOPE OF SURVEY"
N
7 140,000m N
7 120,000m N
7 100,000m N
540,000m E
560,000m E
DO41
DO40
DO32
DO18
DO27
DO29
ADO2
CLAIM BOUNDARY
METASEDIMENTS
KNOTTED QUARTZ-MICA CORDIERITE SCHISTS
GRANITOID INTRUSIVES
DIABASE DYKES
KIMBERLITE PIPE
DEEP MAGNETIC INTRUSIVE
PROMINENT CONDUCTIVE UNIT
ICE DIRECTION (YOUNGER)
ICE DIRECTION (OLDER)
scale 1:250,000
0
10
kilometres

"SKETCH III"

Illustration Details of Y-Shaped Sample Drift

Results South-West Arm

Pile #	No. of Stones	Carats	Tonnes	Grade (ct/t)
11	99	8.369	99.8	0.0839
12	273	31.828	159.1	0.2001
13	165	8.011	59.2	0.1353
14	546	38.511	175.8	0.2191
15	262	15.696	86.3	0.1819
16	453	34.412	115.3	0.2985
17	327	24.929	98.4	0.2533
18	585	43.441	192.9	0.2252
19	322	19.766	84.0	0.2353
20	434	34.77	79.6	0.4368
21	492	44.063	126.4	0.3486
22	541	61.972	162.2	0.3821
23	742	58.492	109.2	0.5356
24 *	347	27.147	116.2	0.2336

Sketch Y-Shaped Drift


HIGHER GRADE
EASTERN LOBE
PYROCLASTICS
0.3ct/t contour
HIGHER GRADE
SOUTHERN LOBE
PYROCLASTICS
D027-19
To center of
Southern Lobe
LOWER GRADE
EASTERN LOBE
PYROCLASTICS
0.479
0.404
0.554
0.627
0.560
0.495
0.551
0.483
0.084
0.135
0.200
0.219
0.253
0.353
0.235
0.182
0.298
0.349
0.225
0.536
0.437
0.382
0.234

* See comments on page 5 of this Annual Report


N
Exeter Lake
Road
Archon Buffer Zone
Ekati Diamond Mine (BHP/Diamet)
BHP/Diamet Misery Pipe
DD2002-dyke
WI Block
02
42
17
39
DHK Block
Lac de Gras
Diavik-Proposed Mine (Aber/KCEI)
41
40
32
18
29
Tli Kwi Cho (27)
MacKay Lake
WO Block

Location of DHK Properties, Lac de Gras Diamond Field, NWT.
(Diavik Project and Ekati Mine are approximately 35 km apart)

SKETCH IV

SUPPLEMENTAL INFORMATION

1. See financial statements.

2. Non-arms length expenditures - fiscal year-to-date $42 000

3.(a) Summary of securities issued: 4th Quarter - Nil

Date of Issue	Type of Securities	Type of Issue	Number	Price	Total Proceed

3.(b) Options Granted: 4th Quarter - Nil

Date	Number	Name of Optionee	Exercise Price	Expiry Date

4.(a) **Authorized Capital:**
-100,000,000 common shares without par value
- 10,000,000 Class A preferred shares without par value

4.(b) - Issued and outstanding shares 13,149,708

4.(c) **Options Outstanding:** directors, officers and employees stock options outstanding were as follows:

Name	No. of Shares	Exercise Price(1)	Expiration Date
Adolf A. Petancic	400,000	0.30	December 10, 2002
James E. McInnes	200,000	0.30	December 10, 2002
Brian E. Weir	200,000	0.30	December 10, 2002
Gerald Carlson	100,000	0.30	December 10, 2002
H. Martyn Fowlds	200,000	0.30	December 10, 2002
Dorothy S.H. Chin	95,000	0.30	December 10, 2002
TOTAL:	1,195,000		

(1)Prior to reduction in exercise price

Warrants Outstanding:

Number of Shares	Price	Expiry
75,000	$0.17	on or before March 27, 2001
875,000	$0.25	on or before May 2, 2002

4.(d) No shares are held in escrow

5. The current directors and officers are:
Adolf A. Petancic, Director and President; Gerald G. Carlson, Director; James E. McInnes, Director and Secretary; Brian Weir, Director; Martyn Fowlds, Director.

DENTONIA RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

AUGUST 31, 2001 AND 2000

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th Floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Tel: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Dentonia Resources Ltd.

We have audited the balance sheets of Dentonia Resources Ltd. as at August 31, 2001 and 2000 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

October 23, 2001

DENTONIA RESOURCES LTD.

BALANCE SHEETS

AS AT AUGUST 31, 2001 AND 2000

	2001 $	2000 $
ASSETS		
CURRENT ASSETS		
Cash	14,985	109,549
Accounts receivable	380	3,871
Prepaid expenses	-	833
	15,365	114,253
CAPITAL ASSETS (Note 4)	5,929	7,727
	21,294	121,980
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	9,901	9,972
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 5)	7,056,320	7,043,570
SUBSCRIPTION RECEIVED	30,000	-
DEFICIT	(7,074,927)	(6,931,562)
	11,393	112,008
	21,294	121,980

APPROVED BY THE BOARD

________________ Director

________________ Director

DENTONIA RESOURCES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000

	2001 $	2000 $
GENERAL EXPENSES		
Accounting and legal	7,349	9,540
Amortization	1,798	2,408
Bank charges and interest	126	171
Exchange loss (gain)	32	44
Insurance	-	139
Office and miscellaneous	7,140	8,871
Rent	10,388	19,105
Shareholder relations	10,518	10,545
Telephone and communications	3,063	3,552
Transfer agent and filing fees	12,121	14,069
Travel and entertainment	-	226
Wages and benefits	78,689	77,388
	131,224	146,058
OTHER INCOME (EXPENSES)		
Expense recoveries	4,772	16,028
Exploration costs written off	-	(887)
Equity investment losses	(19,155)	(42,950)
Write down of mineral property	-	(26,122)
Property evaluations	-	(17,270)
Interest	2,242	338
	(12,141)	(70,863)
NET LOSS FOR THE YEAR	(143,365)	(216,921)
DEFICIT - BEGINNING OF YEAR	(6,931,562)	(6,714,641)
DEFICIT - END OF YEAR	(7,074,927)	(6,931,562)
LOSS PER SHARE	(0.02)	(0.03)

DENTONIA RESOURCES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000

	2001 $	2000 $
CASH FROM (USED IN):		
OPERATING ACTIVITIES		
Net loss for the year	(143,365)	(216,921)
Items not involving cash		
Amortization	1,798	2,408
Equity investment losses	19,155	42,950
Write down of mineral property	-	26,122
	(122,412)	(145,441)
Change in non-cash working capital items	4,253	13,057
	(118,159)	(132,384)
FINANCING ACTIVITIES		
Capital stock issued	12,750	222,400
Subscription received	30,000	-
	42,750	222,400
INVESTING ACTIVITIES		
Proceeds from disposal of capital assets - net	-	200
Increase in investments and advances	(19,155)	(42,950)
	(19,155)	(42,750)
INCREASE (DECREASE) IN CASH	(94,564)	47,266
CASH - BEGINNING OF YEAR	109,549	62,283
CASH - END OF YEAR	14,985	109,549

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Investments

The investments in DHK Resources Ltd. are recorded using the equity method of accounting.

b) Capital assets

Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the declining balance basis at the following annual rates:

Computer	30%
Furniture and fixtures	20%

c) Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date with resulting exchange gains and losses being included in the determination of income.

d) Loss per share

The loss per share is calculated on the weighted average of shares outstanding during the year.

e) Fair market value of financial instruments

The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

3. INVESTMENTS AND ADVANCES

The Company owns a one-third interest in DHK Resources Ltd. ("DHK"), a Northwest Territories corporation which has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories.

The investment has been written down to nil as a result of recognizing the proportionate share of the losses of DHK.

4. CAPITAL ASSETS

	Cost $	Accumulated Amortization $	2001 Net Book Value $	2000 Net Book Value $
Computer	16,920	15,149	1,771	2,530
Furniture and fixtures	23,245	19,087	4,158	5,197
	40,165	34,236	5,929	7,727

5. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
10,000,000	Class A preferred shares without par value

Issued:	#	$
August 31, 1999	11,663,708	6,788,170
Warrants exercised	66,000	9,900
Private placements	1,265,000	233,500
Debt settlement	80,000	12,000
August 31, 2000	13,074,708	7,043,570
Warrants exercised	75,000	12,750
August 31, 2001	13,149,708	7,056,320

Options and warrants:

Options have been granted and are exercisable in whole or in part until December 10, 2002 allowing the holders to purchase a maximum of 1,195,000 common shares at $0.30 per share.

Warrants have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 1,124,000 common shares at prices ranging from $0.17 to $0.25 per share. Expiry dates range from September 2001 to May 2002.

6. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the year are salaries to a director recorded at their exchange amounts of $42,000 (2000 - $41,750).

7. LOSSES CARRIED FORWARD

The Company has approximately $1,783,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

	$
2002	393,000
2003	308,000
2004	373,000
2005	242,000
2006	201,000
2007	144,000
2008	122,000

Cumulative Canadian Development and Exploration Expenses of approximately $1,751,000 are available to reduce future taxable income.

Net capital losses which can be applied to reduce future taxable gains amount to $304,000.

8. SUBSEQUENT EVENT

Subsequent to year-end, 300,000 units were issued at $0.10 each pertaining to the subscription held at August 31, 2001, comprised of one share and one share purchase warrant exercisable at $0.10 each until expiry in September 2003. Thereafter, 100,000 shares were issued pursuant to the exercise of such warrants for proceeds of $10,000. Additionally, 174,000 warrants priced at $0.17 each expired in September 2001.

CORPORATE DATA

DIRECTORS AND OFFICERS:

Adolf A. Petancic - President & Director
James E. McInnes - Secretary & Director
H. Martyn Fowlds - Director
Gerald G. Carlson, Ph.D., P. Eng. - Director
Brian E. Weir - Director
Dorothy Chin - Assistant Corporate Secretary

REGISTRAR & TRANSFER AGENT:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: (604) 661-0217
Fax: (604) 683-3694

OFFICES:

Dentonia Resources Ltd.
Suite 100 (3rd Floor), 853 Richards Street
Vancouver, B.C. V6B 3B4
Phone: (604) 682-1141
Fax: (604) 682-1144
Website: www.dentonia.com
Email: dentonia@telus.net

AUDITORS:

Manning Elliott
Chartered Accounts
11th Floor - 1050 West Pender Street
Vancouver, B.C. V6E 3S7
Tel: (604) 714-3600
Fax: (604) 714-3669

INCORPORATED:

May 31, 1979
Province of British Columbia
Incorporation #191946

LISTED:

Canadian Venture Exchange
Trading Symbol "DTA"
Cusip No. 249023

FILINGS:

S.E.C., Section 12g 3-2(b)
File #82-627, a foreign exempt Corporation
Tel: (202) 272-7450

Standard & Poor's Corporation, New York, USA
Tel: (212) 208-8467

SHARE CAPITAL:

Issued & Outstanding: 13,149,708 shares

INTEREST IN OTHER COMPANIES:

1/3 equity stake in DHK Diamonds Inc., incorporated in the N.W.T.

ANNUAL GENERAL MEETING:

The annual general meeting of shareholders for the year 2001 will be held at the office of the Company at Suite 100 (3rd Floor), 853 Richards Street, Vancouver, B.C. on Wednesday, December 19, 2001 at 10:30am. Shareholders of record as of October 30, 2001 will be entitled to attend the Meeting and vote either in person or by proxy.

Advance Notice of the Meeting was published in "The Province" on October 23, 2001.

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.com Email: dentonia@telus.net

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 19, 2001

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of DENTONIA RESOURCES LTD. (the "Company") will be held at Suite 100 (3rd Floor), 853 Richards Street, Vancouver, British Columbia, on Wednesday, December 19, 2001 at 10:30 a.m. (Vancouver time), for the following purposes:

(1) to receive the report of the directors to the shareholders;

(2) to receive the financial statements of the Company for the year ended August 31, 2001 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

(3) to determine the number of directors at 5 and to elect the directors of the Company to hold office until their successors are elected at the next annual general meeting of the Company;

(4) to appoint the auditors of the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix their remuneration;

(5) to authorize the directors to amend incentive stock options held by insiders to decrease the exercise price as permitted by the Canadian Venture Exchange, and to approve the exercise of any options amended pursuant to such authorization.

(6) To approve the authorization of the Company to undertake future private placements, as required from time to time;

(7) to ratify all acts and proceedings of the directors and officers since the last annual general meeting; and

(8) to transact such other business as may properly be brought before the Meeting.

Accompanying this Notice is the Company's 2001 Annual Report (containing the Directors' Report to Shareholders), the Audited Financial Statements of the Company for the year ended August 31, 2001, an Information Circular, a Form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the Meeting either in person or by proxy. Those members unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 9th day of November, 2001.

By Order of the Board of Directors

"Adolf A. Petancic"

Adolf A. Petancic
President

DENTONIA RESOURCES LTD.

ANNUAL RETURN CARD FORM
(Request For Interim Financial Statements)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS OF DENTONIA RESOURCES LTD. (the "Company")

National Policy Statement No. 41 "Shareholder Communication" adopted by the Canadian Securities Administrators provides registered and non-registered security holders with the opportunity to elect annually to have their names added to an issuer's Supplemental Mailing List in order to receive interim financial statements and other selected shareholder communications.

If you are interested in receiving such statements or other selective shareholder communications, please complete, mail or fax this form to:

DENTONIA RESOURCES LTD.
Suite 100 (3rd Floor) - 853 Richards Street
Vancouver, B.C. Canada
V6B 3B4

Tel: (604) 682-1141
Fax: (604) 682-1144
Email: dentonia@telus.net

or alternatively return with the Proxy to Computershare Trust Company of Canada (a return envelope is provided)

By your signature below, you certify that you are a security holder of the Company.

(Please print)

Name of Security Holder: ______________________

Address: ______________________

Postal Code/Zip Code: ______________________

Signature of Security Holder or, if the Security Holder is a company, signature of authorized signatory: ______________________

Date: ______________________

DENTONIA RESOURCES LTD.

ANNUAL GENERAL MEETING - DECEMBER 19, 2001

PROXY

The undersigned shareholder of Dentonia Resources Ltd. (the "Company") hereby nominates, constitutes and appoints Adolf Petancic or, failing him, James E. McInnes or, failing both of them,

____ of
(Name)

____
(Address)

as proxyholder of the undersigned, with full power of substitution, to attend the Annual General Meeting of the Company to be held on December 19, 2001 and any adjournment thereof (the "Meeting"), with authority to act and vote thereat for and on behalf of the undersigned. The undersigned hereby directs the proxyholder to vote the Common Shares of the Company registered in the name of the undersigned in respect of the matters indicated below as follows:

	FOR	AGAINST
1) To determine the number of directors at 5.	____________	____________
2) To elect as a director of the Company:	FOR	AGAINST
Gerald G. Carlson	____________	____________
H. Martyn Fowlds	____________	____________
James E. McInnes	____________	____________
Adolf A. Petancic	____________	____________
Brian E. Weir	____________	____________
3) To appoint Manning Elliott, Chartered Accountants, as Auditor for the Company and to authorize the directors to fix the auditor's remuneration.	FOR ____________	AGAINST ____________
4) To authorize the board of directors to amend incentive stock options held by insiders by decreasing the exercise price as permitted by the Canadian Venture Exchange, and to approve the exercise of any options amended pursuant to such authorization.	FOR ____________	AGAINST ____________
5) To authorize the board of directors to enter into private placements which may results in the issuance of common shares to one placee or a group of placees, equal to or greater than 20% of the outstanding common share, resulting in effect to a change of control of the Company.	FOR ____________	AGAINST ____________

6) To ratify all acts and proceedings of the directors and officers since the last annual general meeting; and

FOR ______________ AGAINST ______________

7) To transact such other business as may properly be brought before the Meeting.

FOR ______________ AGAINST ______________

Signed this _________ day of ____________________, 2001.

Name of Shareholder: ____________________________
(Please print clearly as registered)

____
Signature of Shareholder

Number of Shares: ______________________________

(See "General" in the Information Circular for further information regarding proxies for use at the Meeting)

DENTONIA RESOURCES LTD.
ANNUAL GENERAL MEETING - DECEMBER 19, 2001

INSTRUCTIONS

1. **This proxy is solicited by management of Dentonia Resources Ltd., for use at the Annual General Meeting of the shareholders to be held December 19, 2001, and any adjournment thereof. Please refer to the Information Circular (the "Information Circular") accompanying this proxy for further information.**

2. If you are not able to be personally present at the Annual General Meeting, **please date and sign the form of proxy on the reverse hereof** and return it in the envelope provided to Computershare Trust Company of Canada, Attention: Proxy Department. **In order to be valid, instruments appointing a proxyholder must be deposited with Computershare Trust Company of Canada no later than 24 hours before the time of the Meeting or any adjournment thereof (namely, 10:30 a.m. (Vancouver time) on December 18, 2001).**

3. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot. If the shareholder specifies a choice with respect to any matter, such shares will be voted accordingly. **If no choice is specified with respect to a matter identified in the proxy and one of the persons named in this proxy is appointed as proxyholder, the shares of the shareholder represented by this proxy will be voted as follows with respect to such matter for which no choice is specified: "FOR" to determine the number of directors at 6, "FOR" the election as directors of the persons identified in the proxy, "FOR" the appointment of Manning Elliott as Auditors for the Company, and "FOR" the other matter identified in the proxy (Option Price and Private Placement to exceed 20%).**

4. **The authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of: (i) each matter set out for which no voting choice is indicated, (ii) any amendments to or variation in any of the matters listed, and (iii) other matters which may properly come before the Meeting or any adjournment thereof.**

5. **A shareholder has the right to appoint a person as proxyholder at the Meeting other than the persons designated in this form of proxy and may do so by striking out the names of the persons designated and inserting in the blank space provided the name and address of the person whom the shareholder wishes to appoint.**

6. If this proxy is not dated in the space provided for, authority is hereby given to the proxyholder named herein to date this proxy on the date on which it is deposited with Computershare Trust Company of Canada. If the number of shares is not indicated in the space provided, all of the shares registered in the name of the undersigned will be voted as provided for.

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.com Email: dentonia@telus.net

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of November 9th, 2001.

SOLICITATION OF PROXIES

This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Meeting by management of the Company. The solicitation will be primarily by mail, however proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company will bear the costs of this solicitation. The Company may also pay brokers or other persons holding shares of the Company in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders and for obtaining their proxies.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Advance Notice of the Meeting inviting nominations for directors was published in "The Province" on October 23, 2001 in accordance with section 111 of the *Company Act* (British Columbia). No nominations were received by the Company as a result of such notice.

Each director of the Company is elected annually and holds office until his or her successor is elected or appointed. Management of the Company intends to nominate each of the persons listed below for election as a director of the Company and the persons named in the enclosed form or proxy intend to vote for the election of such nominees. Each nominee is currently a director of the Company. Each director elected will hold office until the next annual general meeting of the Company unless he sooner ceases to hold office.

Name and Residence of Nominee (1)	Current Position with the Company	Director since	Principal Occupation	Common Shares Held (2)
Gerald G. Carlson (3) West Vancouver,B.C.	Director	February 7, 1994	Dr. Carlson's mineral exploration experience spans over 27 years and includes	Nil

			both junior and major mining companies working on four continents. He is a member of several professional organizations and is a past President of the B.C. and Yukon Chamber of Mines.	
H. Martyn Fowlds (2)(3) Vancouver, B.C.	Director	Dec. 10, 1997	Mr. Fowlds is a businessman with more than 31 years experience in the finance and resource industries and is currently a vice-president of Georgia Pacific Securities Corporation.	184,000
James E. McInnes Vancouver, B.C.	Director and Secretary	September, 1993	Mr. McInnes has been a director and officer of a number of resources companies with over 31 years of experience in the resource industry.	100,000
Adolf A. Petancic (2)(3) Vancouver, B.C.	Director President	November, 1991 December, 1993	Mr. Petancic is a businessman with more than 32 years experience in the resource industry. He has managed several VSE junior exploration companies.	1,675,888
Brian E. Weir(4) Coldstream, B.C.	Director	May, 1993	Mr. Weir is a mining and exploration geologist with more than 31 years experience, now retired. He was involved in diamond exploration in northern Canada for many years. He is also a founding member of the Association of Professional Engineers and Geologists of the Northwest Territories.	8,000

NOTES:

(1) This information, to the extent not within the knowledge of the Company or otherwise previously disclosed in an Information Circular of the Company, has been provided by the respective nominee.

(2) The number of common shares held includes common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3) Member of the Audit Committee.

(4) A company 50% owned by Mr. Weir also holds 60,000 Common Shares of the Company.

The management of the Company is not aware that any of the above nominees will be unable or unwilling to serve, but should management become aware of such an occurrence before the election of directors takes place, it is intended that the discretionary power granted by the form of proxy will be used to vote such proxies for any substitute nominee or nominees whom management, in its discretion, may select.

Appointment of Auditors

Management proposes that Manning Elliott, chartered accountants, be appointed as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. The predecessor firm of Manning Elliott has been the Company's auditors since December 18, 1992.

The total number of common shares currently optioned do not exceed 10% and currently optioned to an individual do not exceed 5% of the total currently issued and outstanding common shares of the Company, namely 13,549,708.

Stock Option

As of August 31, 2001, the fiscal year end, and at the date of this Information Circular officers, directors, officers, and employees stock options outstanding were as follows:

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Securities under Options of Total currently Issued Securities (1) (c)	Exercise or Base Price ($/Security) (d)(2)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Adolf A. Petancic	400,000	2.97%	0.30	0.30	Dec. 10/2002
Gerald Carlson	100,000	0.74%	0.30	0.30	Dec. 10/2002
James McInnes	200,000	1.49%	0.30	0.30	Dec. 10/2002
Brian E. Weir	200,000	1.49%	0.30	0.30	Dec. 10/2002
H. Martyn Fowlds	200,000	1.49%	0.30	0.30	Dec. 10/2002
Dorothy Chin	95,000	0.71%	0.30	0.30	Dec. 10/2002
TOTAL:	1,195,000				

(1) Based on the total number of options and shares outstanding on the date of the financial year ended August 31, 2001.
(2) Exercise price before any decrease in the exercise price.

Option Price

The policies of the Canadian Venture Exchange provide for limits on the number of shares which may be optioned as incentive stock options to directors, employees, management company employees, and consultants of a listed company and its subsidiaries. These policies also limit the lowest exercise price ($0.10) and the longest term of the options, 5 years. The policies require that disinterested shareholder approval be obtained for a decrease in the exercise price of options previously granted to insiders. The term "Insiders" includes generally the directors, senior officers, five highest paid employees, and holders of more than 10% of the voting securities of a company.

The disinterested shareholders of the Issuer will be asked to pass the following resolution:

> "RESOLVED THAT the Board of Directors is authorized to amend incentive stock options held by insiders to decrease the exercise price as permitted by the Canadian Venture Exchange, and to approve the exercise of any options amended pursuant to such authorization."

The Company will treat this authority as the approval, before the fact, required by the policies of the Exchange. If the shareholders negate such authority, the Directors may proceed with the amendment to decrease the exercise price of incentive stock options for insiders, but such amended options may not be exercised until approved at the next annual general meeting.

No similar request for the decrease in option price was requested during the last fiscal year. The last price before November 9, 2001 at which the Company's shares traded was $0.07.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than as set out herein, none of the directors or senior officers of the Company, no proposed nominee for election as director of the Company, and no associate or affiliate of any of them, is or has been indebted to the Company or its subsidiaries at any time since September 1, 2000.

Other Reporting Issuer

Name of Director	Name of Company	Position	Term of Office
Gerald G. Carlson	Copper Ridge Explorations Inc. Fairfield Minerals ltd. IMA Exploration Inc. Orphan Bay Resources Inc.	President & CEO Director Director Director	1996 to date 1998 to date 1999 to date 1999 to date
James E. McInnes	Seine River Resources Inc. Almaden Resources Corporation Williams Creek Explorations Limited Horseshoe Gold Mining Inc. Websmart.com Communications Inc. Fairfield Minerals Ltd.	Director Director & Secretary Director President Director & President Secretary Director Director & Secretary	1987 to date 1985 to date 1990 to date 1997 to date 1991 to date 1996 to date 1993 to date 1996 to date

EXECUTIVE COMPENSATION

Compensation

The following table sets forth a summary of compensation paid during the Company's last three financial years to the individuals who were the Chief Executive Officer and the next four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen sation ($) (i)
Adolf Petancic President (Dec,1993 - Present)	2001 2000 1999	42.000 41,750 72,000	- - -	- - -	400,000 - -	- - -	- - -	- - -

MANAGEMENT CONTRACTS

Under the terms of an agreement approved November 17, 1994, as compensation for his services as President of the Company, Mr. Petancic is entitled to a salary of $6,000 per month plus reimbursement for all reasonable expenses incurred by him in connection with the affairs of the Company. By mutual agreement, this amount was reduced to $3,500 a month for the fiscal period expiring August 31, 2000 and is currently still in effect. That agreement may be terminated upon his removal as President, upon 6 months notice (or payment in lieu thereof) from the Company or upon his resignation.

No management functions of the Company are, to any substantial degree, performed by a person other than the president, directors or senior officers of the Company or subsidiaries.

No compensation was paid to any director of the Company during the year ended August 31, 2001 in his capacity as a director.

PRIVATE PLACEMENT BY INSIDERS

No directors, officers, employees and management nominee to the board of directors participated in any Private Placements during the period from September 1, 2000 to August 31, 2001 except exercise of warrants during the fiscal period ended August 31, 2001, namely Adolf A. Petancic, exercised 75,000 warrant at $0.17 for an aggregate amount of $12,750, leaving a balance of 75,000 warrants exercisable at $0.17 which expire on March 27, 2002.

Name	Number of Units(1)	Price per Unit	Exercise Price of Warrant	Expiry Date of Warrants
Adolf A. Petancic	75,000 warrants	N/A	$0.17	March 27, 2002

Subsequent Event

The following private placement was completed after the fiscal period ended August 31, 2001:

Name	Number of Units(1)	Price per Unit	Exercise Price of Warrant	Expiry Date of Warrants
Adolf A. Petancic	300,000 units	$0.10	$0.10	August 8, 2003

(1) Each unit consists of one common share and one share purchase warrant.

On November 8, 2001 Adolf A. Petancic exercised 100,000 warrants at a price of $0.10 a warrant for an aggregate amount of $10,000 leaving a balance of 200,000 warrants exercisable at $0.10 to expire on August 8, 2003

Name	Number of Units(1)	Price per Unit	Exercise Price of Warrant	Expiry Date of Warrants
Adolf A. Petancic	200,000 warrants	N/A	$0.10	August 8, 2003

Private Placements Exceeding 20% of Issued Shares

In order for the Company to raise funds to expand its mining and mineral development and mineral exploration activities, the Company may require further funding which may be raised pursuant through, possibly, one or more private placements.

Under the policies of the Canadian Venture Exchange, shareholder approval may be required for a private placement to one placee, or to a group of placees who intend to vote their equity shares together, that is equal to or greater than 20% of the number of common shares outstanding after giving effect to the issuance of the private placement shares or, in the case of convertible securities (such as special warrants or warrants), after including the equity shares that may be issued on conversion. The Canadian Venture Exchange may also require shareholder approval if the private placement may result in, or is part of a transaction involving the creation of a control block (the "CDNX 20% Rule"), or a change in the effective control of a listed company.

The application of the CDNX 20% Rule may restrict the availability to the Company of funds, which it may wish to raise in the future by private placement of its securities.

The Company is seeking advance approval from its shareholders to a private placement that might fall within the CDNX 20% Rule. Any private placements proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the pricing and other policies of the CDNX relating to private placements.

In anticipation that the Company may wish to enter into one or more private placements prior to the next meeting of shareholders of the Company that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the CDNX 20% Rule, the shareholders of the Company will be asked to pass the following ordinary resolution:

> "RESOLVED that the directors be granted a general authority to enter into one or more private placement agreements, form the date hereof until the next meeting of members of the Company, that results in such number of common shares being issued or issuable to one placee, or to a group of placees who intend to vote their equity shares together, that is equal to or greater than 20% of the number of the Company's outstanding common shares after giving effect to the private placement, or that would result in, or is part of transaction involving, a change in the effective control of the Company or the creation of a control block, on such terms as may be approved by the Canadian Venture Exchange."

The resolution with respect to private placement financings requires confirmation by a majority of the votes cast thereon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out herein, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction since September 1, 2000 or in any proposed transaction which materially affected or will materially affect the Company or any of its subsidiaries.

However, certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Please refer to the information set out under the heading "Other Reporting Issuers" above. Such association may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

None of the directors or senior officers of the Company, no management nominee for election as director of the Company, none of the persons who have been directors or senior officers of the Company since September 1, 2000 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is currently authorized to issue 100,000,000 common shares and 10,000,000 Class A Preferred Shares. As at November 9th, 2001, there are 13,549,708 common shares of the Company issued and outstanding and no Class A Preferred Shares have been issued. Holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on October 30, 2001 are entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over the common shares of the Company, carrying more than 10% of the voting rights attached are:

Name	Number of Common Shares	Percentage of Common Shares Outstanding
CDS & Co.(1)(2)	8,654,529	64.35%
Cede & Co.(1)(2)	1,384,149	10.29%
Adolf A. Petancic(1)	1,675,888	12.37%

NOTES:

(1) This information, to the extent not within the knowledge of the Company, has been furnished by the person named or been furnished from the records of the registrar and transfer agent, Computershare Investor Services.

(2) The registered shareholders are nominee holders for certain financial institutions and their clients. Other than shares beneficially owned or over which control or direction is exercised by the directors of the Company or the proposed nominees for election, the Company is unaware of the beneficial ownership of these shares.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

A shareholder has the right to appoint a person to attend and act as proxy holder on the shareholder's behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should strike out the names of the proxyholders so indicated and insert in the blank space provided the name and address of the person whom the

shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under "Deposit of Proxy" below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under "Validity of Proxy" below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the Scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of the Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy with respect to the election of the directors or the appointment of the Auditors, and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted for the election as directors of the persons so identified, for the appointment of Manning Elliott, Chartered Accountants, as Auditors and for the other matter identified therein.

Amendments or Variations and Other Matters

Management of the Company is not aware of any amendments to or variations of any of the matters identified in the enclosed notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by a attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Investor Services, Attention: Proxy Department, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof (namely, by 10:30 a.m. (Vancouver time) on December 18, 2001).

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or other intermediary.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice. However, if matters not known to management should come before the Meeting, common shares represented by proxy solicited by management will be voted on each such matter in accordance with the best judgment of the nominees voting same.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

By Order of the Board of Directors

"Adolf A. Petancic"

Adolf A. Petancic
President